

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 31, 2009

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

   RE: Spatializer Audio Laboratories, Inc.
      Item 4.01 Form 8-K
      Filed December 30, 2009
      File No. 0-26460

Dear Mr. Gottlieb:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated December 30, 2009

Item 4-01. Changes in Registrant's Certifying Accountant

1.   Please clarify whether, during your two most recent quarters ended June 30 and September 30, 2009 and the subsequent interim period through December 30, 2009 before your former auditor was terminated, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

2.   Refer to the paragraph of the Form 8-K where you identify accounting disagreements. For each disagreement, please tell us supplementally:

        *the period to which the disagreement relates;
        *the nature of the disagreement including the registrant's position and the former accountant's position at the time of the disagreement;
        *the financial statement amounts involved;
        *why the disagreement could not be resolved or how it was resolved;
        *how and by whom the amounts were determined;
        *whether you restated (or intend to restate) any prior period for any adjustment, and if not, why.

3.   With respect to the disagreement with the former accountants, amend the Form 8-K to provide all information required by Item 304(a)(1)(v)(B)-(D) of Regulation S-K, as applicable.

4.   Please also note the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your former accountant would have concluded was required, revise to provide all of the disclosures required by Item 304(b) of Regulation S-K.

5.   Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

6.   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant